Streamline USA, INC.

11264 Playa Court

Culver City, CA  90230

February 8, 2022

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Donald Field

Re:	Streamline USA, Inc. Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Filed January 28, 2021 File No. 024-11628

Dear Ms. Block:

This letter is submitted on behalf of our client, Streamline USA, Inc. (the “Company”), regarding the Company’s its offering statement on Form 1-A filed on November 19, 2021.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated February 3, 2022, referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Financial Statements and Audit Report

1.Comment.  Please revise the offering circular to include the financial statements and audit report. Refer to Paragraphs (a) and (c) of Part F/S of Form 1-A. In this regard, we note the required audit report has been omitted.

Response:  We have revised our disclosure in accordance with the Staff’s comments. In particular, we have added a Table of Contents of our Financial Statements and have included the required audit report.

Signature Page

1.Comment.  Please revise the signature page of the offering statement to provide correct signatures. The offering statement must be signed and dated by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the company's board of directors or other governing body. The signatures must also comply with Form 1-A presentation requirements. Please refer to Instructions 1-3 to Signatures of Form 1- A.

Response:  We have revised the signature page of the offering statement in accordance with the Staff’s comments.

Legal Opinion as to the legality of the securities covered by the offering.

1.Comment.  Please file an opinion of counsel as to the legality of the securities covered by the offering.

Response:  We have filed an opinion of counsel as to the legality of the securities covered by offering as Exhibit 12.5.

There is no participant in our offering required to clear its compensation arrangements with FINRA.

Very truly yours,

/s/ Ruben Igielko-Herrlich

STREAMLINE USA, INC.

Ruben Igielko-Herrlich

Principal Executive Officer

/s/ Jill M. Wallach

CROWDCHECK LAW, LLP

Jill M. Wallach, Counsel